082-00137

POWER CORPORATION OF CANADA

SUPPL

POWER FINANCIAL CORPORATION

JOINT PRESS RELEASE

FOR IMMEDIATE RELEASE

HENRI-PAUL ROUSSEAU TO JOIN POWER CORPORATION OF CANADA AND POWER FINANCIAL CORPORATION IN JANUARY 2009

Montréal, Québec, May 30, 2008 -- Power Corporation of Canada and Power Financial Corporation announce that Mr. Henri-Paul Rousseau will join both corporations on January 1, 2009. At the next annual meeting of the corporations, planned for May 2009, Mr. Rousseau will be nominated for election to the boards of both corporations as Vice-Chairman.

Power Corporation and Power Financial Corporation look forward to welcoming Mr. Rousseau whose extensive knowledge of Canadian and international financial markets will prove invaluable in the development of their businesses in North America and internationally.

Power Corporation is a diversified international management and holding company. Its subsidiary, Power Financial Corporation, holds interests in the financial services industry in North America, Europe and Asia. Power Financial Corporation and other affiliates also hold diversified industrial interests in Europe and Asia.

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For further information, please contact:

Mr. Edward Johnson
Senior Vice-President, General Counsel and Secretary
(514) 286-7400

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